

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 25, 2013

BY EMAIL

John L. Reizian, Esq.
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

> Re: Lincoln Life Flexible Premium Variable Life Account M
> Lincoln National Life Insurance Company ("Lincoln National")
> Initial Registration Statements on Form N-6
> <u>Filing No.: 333-191329</u>

Dear Mr. Reizian:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on September 24, 2013. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy marked (strikethrough) copy of the registration statement.

1. **General Comment**

    Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations.

2. **Cover Page and Defined Terms**

    a. Please confirm supplementally that the contract names on the front cover pages of the prospectuses are and will continue to be the same as the EDGAR class identifiers.

    b. "Partial Surrender" is a defined term in the Glossary of Terms. The registrant also refers to "partial withdraws" on pages 62 and 65 of the prospectus. Given that these terms are interchangeable, please use the defined term and not "partial withdraws" in order to avoid the mistaken impression that these are distinct concepts.

    c. The term "Monthly Administrative Fee" appears for the first time on page 23, but is not defined until page 46 of the prospectus. Please define "Monthly Administrative Fee" prior to first use.

    d. The terms "Terminally Ill" and "Chronically Ill" - appearing for the first time on page 30 of the prospectus – are not defined prior to first use. Please insure the reader can ascertain the definitions of such terms or direct the reader where to find such definitions.

3. **Missing Data** (*e.g.*, pp. 6-10)

   Please provide all required data currently missing from the registration statement, *e.g.*, the charges for a representative insured on pages 6-10, in a pre-effective amendment.

4. **Fee Table**

   a. (pp. 6-9) *Tables I & II.* Please move information about the representative insured in the fee tables from the "Amount Deducted" column to the "Charge" column as specified in Item 3 of Form N-6.

   b. (p. 7) *Table II: Periodic Charges Other Than Fund Operating Expenses.* Please remove the phrase "individuals with higher mortality risk than standard issue individuals can be charged from 125% to 200% of the standard rate" from the fee table. Such disclosure may appear elsewhere, such as in a footnote to the fee table.

5. **Death Benefits**

   On page 46, the registrant states: "The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider's No-Lapse Provision is actively preventing the Policy from lapsing." It is not clear what is meant by "actively preventing the Policy from lapsing." Please add disclosure clarifying this language and explain how a policy owner will be informed that this trigger has been reached.

6. **Financial Statements, Exhibits, and Other Information**

   Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

7. **Power of Attorney**

   Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act.

8. **Tandy Representation**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office